

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 11, 2011

Frank D. Benick
Chief Financial Officer
SensiVida Medical Technologies, Inc.
150 Lucius Gordon Drive, Suite 110
West Henrietta, New York 14586

      Re: **SensiVida Medical Technologies, Inc.**
              Form 10-K for the fiscal year ended February 28, 2010
                  Filed June 16, 2010
              File No. 0-7405

Dear Mr. Benick:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief